FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

April 30, 2010

Re:	Eyeblaster, Inc.
Registration Statement on Form S-1
Filed March 10, 2010
File No. 333-165379

Mr. Mark P. Shuman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 4561

Washington, D.C. 20549

Dear Mr. Shuman:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 6, 2010 with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Eyeblaster, Inc. (the “Company”) on March 10, 2010. For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, we are filing Amendment No. 1 (the “Amendment”) to the Registration Statement. All page references are to the version of the Amendment filed on the date hereof. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed four copies of the Amendment marked to show changes from the Registration Statement. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

General

1.	We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

Response: We acknowledge the Staff’s comment and confirm that we will include a price range in a subsequent pre-effective amendment to the Registration Statement. We also acknowledge that we will need to provide the Staff with sufficient time to process the amendment.

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: We acknowledge the Staff’s comment and will provide the Staff with any proposed graphics with sufficient time to review before a preliminary prospectus is distributed.

3.	We are in receipt of your confidential treatment request for certain portions of the agreement filed as Exhibit 10.6 to the registration statement. Please be advised that we will transmit any comments we may have on this request under separate cover.

Response: As discussed with Ms. Katherine Wray, we understand the Staff has completed its review and has no comments.

Prospectus Summary

4.	Please provide us with the relevant portions of the industry research reports you cite, such as the market data by eMarketer and Forrester Research discussed in your summary. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

Response: We are supplementally submitting under separate cover copies of the materials supporting third-party statements utilized in the prospectus marked to show the relevant statement. All third-party market data in those statements are derived from reports by eMarketer, Inc., Forrester Research, Inc., International Data Corporation and ZenithOptimedia that are publicly available to subscribers. Neither the Company nor the underwriters commissioned any of the reports and none were prepared in connection with the registration statement.

Use of Proceeds

5.	You state that you intend to use the net proceeds from the offering for “general corporate purposes, including working capital and capital expenditures.” We note further that you may also use a portion of the proceeds for acquisitions or investment, although you do not currently have any planned. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, for example with respect to any particular capital expenditures that you expect to make, as well as the approximate amounts intended to be used for each such purpose, to the extent known. See Item 504 of Regulation S-K.

Response: The Company has revised the Registration Statement to include its 2010 capital expenditure budget and the primary purposes of the offering. Please see pages 5, 26 and 28 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

6.	You disclose on page F-11 that the company maintains an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectability of each outstanding invoice and that it is determined with respect to specific debts that are doubtful of collection. You state further as of December 31, 2009 and 2008 you did not record any allowance for doubtful accounts. This assessment would appear to require significant estimation and judgment. Please tell us your consideration to include further disclosure of this policy in your critical accounting policies.

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

Response: The Company has revised the Registration Statement to include further disclosure of its policy regarding the allowance for doubtful accounts in its critical accounting policies. Please see pages 47 through 48 of the Amendment.

Stock-Based Compensation

7.	Please tell us your proposed IPO price range, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response: The Company first initiated discussions regarding strategic opportunities (following its earlier abandoned offering), including the possibility of an IPO, with multiple potential underwriters, including J.P. Morgan Securities and Deutsche Bank Securities Inc., in December 2009. Prior to conducting formal business, financial and legal due diligence, potential underwriters communicated illustrative prices ranges based on comparable public companies in the Company’s industry and preliminary management projections. However, an estimated price range and amount for the Company’s stock based on due diligence and current market conditions has not yet been communicated to the Company. The Company will inform the Staff, via subsequent correspondence, of the proposed IPO price range and the date on which the underwriters communicate the estimated price range and valuation.

8.	We note your discussion regarding the various option issuances and the corresponding valuations of the underlying common stock. With regards to these disclosures please provide the following:

•

Explain further and revise to disclose the factors contributing to the increase in the value of your common stock from $17.49 at October 31, 2009 as determined by an internal valuation to $21.41 at November 30, 2009 as determined by BDO. Also, tell us how you considered the November 30, 2009 valuation when calculating the fair value of options granted on November 11, 2009.

•	Revise to discuss the significant factors contributing to the increase in the fair value of your common stock from the November 30, 2009 valuation ($17.49) to the January 31, 2010 valuation ($26.20).

Response: The Company has revised the Registration Statement to include further disclosure of the factors contributing to the increase in the value of its common stock from $17.49 at October 31, 2009 to $21.41 at November 30, 2009 and the increase in the fair value of its common stock from the November 30, 2009 valuation ($21.41) to the January 31, 2010 valuation ($26.20). Please see pages 53 through 54 of the Amendment.

Additionally, when calculating the fair value of options granted on November 11, 2009, the Company considered the November 30, 2009 valuation. Using the benefit of hindsight, it determined that the potential effect of using a value of $18.93, which would be calculated assuming a linear appreciation of value from the internal valuation as of October 31, 2009 to the external valuation as of November 30, 2009, would have had an immaterial impact of $7,000 for the fourth quarter of 2009. The Company has analyzed the materiality of this potential difference in accordance with the provisions of SAB 99, Materiality and SAB 108 and concluded that the impact to its financial statements would be immaterial.

Please note that our common stock valuation as of November 30, 2009 was $21.41 per share rather than the $17.49 figure stated in comment 8.

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

9.	When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying common stock as of the most recent valuation date and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock. Please continue to update this information for any equity issuances made and common stock valuations performed subsequent to your most recent balance sheet date through the effective date of the registration statement.

Response: On or after such time as the Company and the underwriters determine an estimated price range for the IPO, the Company will advise the Staff as to the significant factors contributing to the difference, if any, between the fair value of the underlying common stock as of the most recent valuation date and the midpoint of the estimated IPO price. The Company and the underwriters expect to make that determination and will advise the Staff thereof, and provide support therefor, prior to distributing a preliminary prospectus. The reconciliation will describe significant intervening events within the Company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of our common stock.

10.	Your disclosures on page 53 state that on March 2, 2009 you granted options to purchase 46,750 shares of common stock at a price of $26.30 per share. This is not consistent with page II-2, which states this grant was made on March 2, 2010. Please revise or explain the inconsistency.

Response: The Company has revised the Registration Statement to indicate that it granted the options on March 2, 2010. Please see page 54 of the Amendment.

Business

Customers

11.	We note from page F-27 of the registration statement that one customer accounted for approximately 22%, 28%, and 19% of the company’s total revenues for fiscal 2009, 2008, and 2007, respectively. As previously requested in connection with the company’s registration statement on Form S-1 (file no. 333-149619) that was subsequently withdrawn on December 29, 2008, please identify in the Business or other appropriate section of the body of your prospectus each customer who accounted for 10% or more of total revenues and whose loss would be material to the company. Please also ensure that you have described the material terms of Eyeblaster’s relationship with each such major customer. See Item 101(c)(1)(vii) of Regulation S-K. In addition, expand your risk factor disclosure to name any principal customer and to identify the amount of revenues attributable to it, for example in the risk factor on page 10 under the subheading, “The loss of a major customer…”.

Response: [***Paragraph Redacted***].

Competition

12.	You have listed in this section the principal competitive factors affecting the market in which Eyeblaster operates, and you have identified a number of factors with respect to which you believe the company competes favorably. Please ensure that your disclosure is balanced and includes any significant factors with respect to which the company may be at a competitive disadvantage, to the extent material. In this regard, we note your risk factor disclosures on page 9 discussing the significant competition the company faces and the competitive advantages held by certain of your competitors, such as Google and Microsoft. In addition, please disclose Eyeblaster’s competitive position, if known. See Item 101(c)(l)(x) of Regulation S-K.

Response: The Company has revised the Registration Statement as requested. Please see page 66 of the Amendment.

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

Executive Compensation

General

13.	You do not appear to have included any disclosure in response to Item 402(s) of Regulation S-K relating to the company’s compensation policies and practices as they relate to your risk management. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: The Company wishes to advise the Commission that its board of directors has determined that the Company’s compensation policies are not reasonably likely to cause excessive risk taking. As such, the Company has determined that disclosure is not necessary in response to Item 402(s) of Regulation S-K.

Summary Compensation Table

14.	We note that in your prior registration statement you provided fiscal year 2007 compensation information for four of the individuals identified as named executive officers in the pending registration statement. Please include the 2007 compensation information for these individuals in your summary compensation table. See Instruction 1 to Item 402(c) of Regulation S-K.

Response: The Company has revised the Registration Statement as requested. Please see page 77 through 78 of the Amendment.

Principal and Selling Stockholders

15.	Once the selling stockholders are identified, please confirm, if accurate, that none are broker-dealers or broker-dealer affiliates.

Response: We acknowledge the Staff’s comment and in the future will confirm, if accurate, that none of the selling stockholders are broker-dealers or broker-dealer affiliates.

16.	Footnote 2 to the principal and selling stockholder table discloses that Messrs. Barkat, Kolber and Gamzu are members of the board of directors of Sycamore Technologies Venture, Ltd., the general partner of your principal stockholder Sycamore Technologies Ventures L.P. Please clearly state, if accurate, that these individuals share voting and dispositive power over the Eyeblaster securities held by Sycamore Technologies Ventures L.P., or advise. In this regard, we note that for each of the other principal stockholders of Eyeblaster that are legal entities, you have expressly stated that certain individuals have voting and dispositive powers over the Eyeblaster securities held by such entities.

Response: The Company has revised the Registration Statement to indicate that Messrs. Barkat, Kolber and Gamzu, as directors, share voting and dispositive power over the Eyeblaster securities held by Sycamore Technologies Ventures L.P. Please see page 89 of the Amendment.

Consolidated Balance Sheets

17.	We note from your disclosures on page F-23 that in the event of a qualified IPO, the holders of your Series A-1 convertible preferred stock may elect to convert their preferred shares into cash. Please provide your analysis under ASC 480-10-S99 that supports your classification of the Series A-1 convertible preferred stock in permanent equity. Please ensure your response addresses how you considered the preferred security holders’ representation on your Board of Directors in determining that redemption is solely within the company’s control. Also, tell us how you considered this same guidance to initially record your preferred stock at its issuance date fair value as opposed to its par value.

Response: The Company has considered the guidelines of Paragraph 4 to ASC 480-10-S99-3A, which states “ASR 268 requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity (often referred to as classification in ‘temporary equity’).” The Company’s Series A-1 convertible preferred stock holders can elect to convert their shares into cash only upon the occurrence of a qualified IPO. The Company advises the Staff that such event is solely within the Company’s control for the following reasons:

•	The Series A-1 convertible preferred stock represents approximately only 30% of the voting rights of the total outstanding shares while the common stock represents the remainder (approximately 70%).

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

•

The Series A-1 convertible preferred stockholders have the right to appoint only one member out of the five members composing the Company’s board of directors while the other four members are appointed by the common stockholders.

Accordingly, since the preferred stockholders cannot control the vote of the Board of Directors through direct representation or through other rights, the Company believes that the initiation of a qualified IPO, and raising funds once the Registration Statement is effective, is solely within the Company’s control. Therefore, based on the guidelines of ASC 480-10-S99, the Series A-1 convertible preferred stock were appropriately classified in permanent equity. Following their classification in permanent equity, the fair value of these shares at the issuance date equals their carrying amount.

18.	We note your pro forma stockholders’ equity disclosures, here and elsewhere throughout the registration statement, assumes the exercise of 14,000 warrants that would otherwise expire upon closing of this offering. You included similar assumptions with regards to common stock to be outstanding after this offering. Tell us whether you have firm commitments or signed agreements with your warrant holders to exercise their warrants upon effectiveness of this offering. If not, then explain further how you determined this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X and why you believe it is appropriate to include this information in your pro forma disclosures.

Response: The Company advises the Staff that it does not currently have firm commitments or signed agreements with such warrant holders that they will exercise their warrants upon the effectiveness of this offering. However, the Company believes it is appropriate to include these warrants in its pro forma disclosures due to the facts that (i) these warrants are exercisable through the date of this offering and will expire without value if not exercised, (ii) their exercise price, less than $1.21 per share, is significantly lower than the current fair value of the underlying stock and (iii) such warrant holders advised the Company of their intention to exercise in full their warrants, immediately prior to the closing of the IPO. Finally, the Company expects to obtain written notice of exercise from such warrant holders prior to the effectiveness of the Registration Statement. The Company therefore believes that the fact pattern described above meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

19.	In your response to comment 27 in your letter dated April 18, 2008, you indicated when an estimated price range is known, the company intends to seek confirmations from each holder of Series A-1 convertible preferred stock that such holder will not elect to receive cash upon conversion. Please tell us whether you still intend to obtain these confirmations and clarify whether they will be in writing. To the extent you will not obtain a written confirmation, then tell us how you determined your pro forma assumption that your preferred stock will convert into common stock meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

Response: The Company advises the Staff that, prior to the effectiveness of the Registration Statement, it expects to obtain written confirmation from each holder of Series A-1 convertible preferred stock that such holder will not elect to receive cash upon conversion. Upon the consummation of the IPO, each share of Series A-1 convertible preferred stock will convert, at the election of each holder, into (i) an amount in cash equal to the dividend preference amount with respect to such shares of Series A-1 convertible

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

preferred stock (the “Dividend Preference Amount”) or (ii) such number of shares of common stock into which such shares of Series A-1 convertible preferred stock are then convertible. Please see page F-23 of the Registration Statement. As of December 31, 2009, the Dividend Preference Amount with respect to the Series A-1 convertible preferred shares is $33 million, and the shares are convertible into 32% of the total outstanding common stock and thus a holder of Series A-1 convertible preferred stock would only accept cash if the holder believed the Company’s equity value is less than approximately $100 million.

While the underwriters have not communicated an IPO price range to be included in the preliminary prospectus, the Company believes that, in any realistic situation (and based on the valuation it has obtained in connection with the option grants), the value of the common stock that would be received upon conversion in connection with an IPO would be significantly in excess of the Dividend Preference Amount, and that therefore all holders of Series A-1 convertible preferred stock will elect to convert their Series A-1 convertible preferred stock into common stock.

In light of the foregoing, the Company believes that it is factually supportable to give pro forma effect to the conversion of the preferred stock into common stock.

Note 2. Significant Accounting Policies

(r). Fair Value Measurements

20.	We note that the company considers short-term highly liquid investments with original maturities of three months or less to be cash equivalents. Tell us how you considered providing disclosures pursuant to the requirements of ASC 820-10-50 related to your cash equivalent investments and short-term deposits. In addition, revise to disclose the composition of your cash and cash equivalents and short-term deposits and the amounts held in each type of instrument.

Response: In response to the Staff’s comments, the Company wishes to clarify that its cash and cash equivalents do not include any investments and has therefore revised note 2 (d) to correct the definition of cash equivalents. Please see page F-9 of the Amendment. Accordingly, the Company believes that additional disclosure pursuant to ASC 820-10-50 is not required.

Note 8. Stockholders’ Equity

Preferred Stock

21.	Please provide the calculations that support the Series A-1 convertible preferred stock dividends recorded for each period presented. To the extent that you are netting management fees from your accrued dividend calculations, then please explain further your basis for such adjustment and provide the specific guidance you considered in your accounting for these transactions.

Response: In response to the Staff’s comments, the Company wishes to clarify that all such management fees were recorded as incurred as part of operating expenses. Further, the Company netted the management fee paid to the holders of the Series A-1 convertible preferred stock according to the Company’s Certificate of Incorporation (“COI”) which states in paragraph 4.4.2(a)(1) that, “Each holder of share of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of Distributable Proceeds to holders of shares of Common Stock by reason of their ownership thereof, for each share of Preferred Stock then held by it, an amount equal to: (i) the Original Issue Price plus (ii) the excess of the Dividend Preference Amount accrued until such time over all previously paid dividends and management fees (the “Received Distributions”)…” [emphasis added].

The Series A-1 convertible preferred stock accretion for each of the three years in the period ended December 31, 2009, was calculated as follows (U.S. dollars in thousands):

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

Year ended	Interest(*)	Management fees	Convertible preferred stock accretion (Interest minus Management fees)
Dec. 31, 2007	$1,240	$682	$558
Dec. 31, 2008	$1,821	$1,000	$821
Dec. 31, 2009	$1,935	$318	$1,617

(*)	Interest was compounded quarterly based on the Original Issue Price ($30 million), using an annual interest rate of 5.7% for a period of 2 years (until April 25, 2009) and an annual interest rate of 6% for the period starting April 26, 2009 and ending December 31, 2009.

22.	Your disclosures on page 85 indicate that in April 2007 the company entered into an amended and restated registrations rights agreement with certain holders of your common stock and series A-1 convertible preferred stock. Please tell us the considerations made in determining whether to disclose this agreement and its terms in the financial statement footnotes.

Response: The Company has revised Note 8a in the consolidated financial statements as requested. Please see page F-23 of the Amendment.

23.	We note your response letter dated October 24, 2008 (comment 6), which indicates that the stock purchase agreement relating to Sycamore’s purchase of the series A-1 convertible preferred stock contained closing conditions, agreed to by the company, Sycamore and the company’s existing stockholders, requiring, in part, that you repurchase 1,580,852 shares of common stock from certain individuals and entities at a price of $14.50 per share. You further state that you and your stockholders agreed that it was in everyone’s best interest to enable such cash investment and provide liquidity to stockholders who elected to have some of their shares repurchased. Please explain further how you considered the guidance in ASC 503-30-30 in concluding that there was no stated or unstated consideration received by the company with regards to the repurchased founders’ shares and specifically address how you considered the closing conditions to the preferred stock issuance in your analysis.

Response: In response to the Staff’s comment, the Company wishes to advise the Staff of its equity structure before the stock repurchase and the Sycamore investment completed in April 2007. Prior to the $30.0 million investment by Sycamore in the Company’s series A-1 convertible preferred stock, the Company’s had outstanding several series of preferred stock. These preferred stock series, representing approximately 75% of the Company’s then outstanding capital stock, were mainly held by Insight Venture Capital (“Insight”), a venture capital (“VC”) fund which held approximately 37% of the outstanding capital stock and various other private investors. The common stock, representing approximately 25% of the outstanding capital stock, was mainly held by the Company’s four founders (out of which two still held positions in the Company at the investment date while the other two were terminated several years before the investment and were not employees of the Company).

The then effective Stockholders’ Agreement and Certificate of Incorporation (“COI”) prior to the Sycamore investment provided that the agreement termination date would be at the IPO of the Company’s stock or at liquidation of the Company. The COI also provided for the composition of the board of directors, setting it at five directors at any time. Certain “Major Stockholders” (including the common stockholders along with one of the major existing preferred stockholders other than Insight), who in the aggregate held approximately 35% of the outstanding stock, were granted the right to nominate three directors while Insight had the right to nominate one director and the fifth director could be appointed by the majority of the directors. As a result, the directors elected by the common shareholders, being part of the Major Stockholders, were essential for the approval of any significant equity transaction.

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

As described in our response letter dated October 24, 2008, the stock purchase agreement relating to Sycamore’s purchase of the series A-1 convertible preferred stock, agreed to by the Company, Sycamore and the Company’s existing stockholders, contained closing conditions requiring that all existing preferred stock be converted into common stock at a conversion rate of 1:1, in accordance with the terms of the preferred stock, and that the Company would repurchase 1,580,852 shares of common stock from certain individuals and entities at a price of $14.50 per share. The Company and its stockholders agreed that it was in the best interest of the Company and its stockholders to enable such cash investment and provide liquidity to stockholders who elected to have some of their shares repurchased. In analyzing the accounting treatment of this repurchase, the influence of the Major Stockholders’ director rights was considered. These Major Stockholders had the right to nominate three directors out of five according to the terms of the Stockholders’ Agreement and had nominated three out of four as a matter of fact (two of which were the Company’s founders who held common stock) as a fifth director had not been appointed. As a result, since the directors elected by the Major Stockholders were essential for executing the stock repurchase, the preferred stockholders agreed that a certain premium would be paid to those common stockholders to gain the support of the directors elected by them. In addition, in connection with the Sycamore investment, the Company amended and restated its COI. Pursuant to §242(b)(2) of the General Corporation Law of the State of Delaware, such amendment required the approval of not less than a majority of the voting power of the Company’s common stock, voting as a separate class, which such approval was obtained. The Company has examined the foregoing circumstances in light of ASC 505-30 (formerly known as FTB 85-6) and concluded that the premium paid to the common stockholders is not attributable to any stated or unstated rights, privileges, or agreements received by the Company in addition to the capital stock. The fact that common stockholders who held positions in the Company were paid the same price for their common stock as those who did not also indicates that no compensation was involved. Accordingly, following the guidance of ASC 505-30-30-4 (formerly paragraph 12 of APB 6), the Company confirms to the Staff that because the Company did not receive any stated or unstated consideration in addition to the capital stock, the entire purchase price was accounted for as the cost of treasury shares.

In reaching its conclusion the Company has also considered ASC 505-30-30-4 which states that, “a block of shares representing a controlling interest will generally trade at a price in excess of market, and a large block of shares may trade at a price above or below the current market price depending on whether the buyer or seller initiates the transaction. An entity’s reacquisition of its shares in those circumstances is solely a treasury stock transaction properly accounted for at the purchase price of the treasury shares. Therefore, in the absence of the receipt of stated or unstated consideration in addition to the capital stock, the entire purchase price shall be accounted for as the cost of treasury shares.”

In the Company’s case, the founder’s shares were viewed as a block of shares representing a controlling interest that may be paid a price in excess of fair value in order to gain its support.

General

24.	Revise to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued pursuant to ASC 850-10-50-1.

Response: The Company respectfully advises the Staff that it has followed ASU 2010-09 which was published in February 2010 and which supersedes the previous provision of ASC 855, Subsequent Events. ASU 2010-09 states that - “An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated”. Therefore, it is the Company’s understanding that the Company is not required to disclose the date through which it evaluates subsequent events.

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FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:	Katherine Wray (Securities and Exchange Commission, Division of Corporation Finance)
Melissa Kindelan (Securities and Exchange Commission, Division of Corporation Finance)
Kathleen Collins (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Gal Trifon, President and Chief Executive Officer
c/o Sarit Firon, Chief Financial Officer
Eyeblaster, Inc.
Via facsimile (646) 274-6028

Colin Diamond Joshua G. Kiernan
White & Case LLP
Via facsimile (212) 354-8113